Exhibit 99.3

Eco Wave Power

Illustration

Changing the World One Wave at a Time

INTERIM REPORT FOR THE PERIOD
JANUARY 1 - SEPTEMBER 30, 2021

Eco Wave Power Global AB (publ)

Introduction

In this interim report as of and for the nine months period ended September 30, 2021, the terms “Eco Wave Power Global,” “Eco Wave Power,” “EWPG,” “EWP,” “we,” “our,” “us,” and the “Company” refer to Eco Wave Power Global AB (publ), a company organised under the laws of Sweden, and, where appropriate, its subisidaries. Until June 9, 2021, our name was EWPG Holding AB (publ). On May 31, 2021, our shareholders approved amended and restated articles of association at an extraordinary general meeting of shareholders whereby, among other things, our name was changed to Eco Wave Power Global AB (publ).

Forward-looking statements

Some of the statements made in this interim report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements and their implications are based on the current expectations of the management of EWPG only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, EWPG undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this interim report.

Risk factors

More detailed information about the risks and uncertainties affecting EWPG is contained under the heading “Risk Factors” in EWPG’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchnage Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

All figures are reported in United States dollars (“USD”, “dollar”, “US$” or “$”) unless otherwise indicated.

Eco Wave Power Global AB (publ) | Q3 Interim Report	2

Nine months ended September 30, 20211

●	Revenues of $0.03 ($0.0) from a feasibility study. In addition to the Company’s WEC technology, the Company is also building a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions. These services currently include feasibility studies for potential customers of WEC technology. The revenue recorded in the first half of 2021 is from a feasibility study.

●	Operating loss increased to $2.11 million ($1.12 million). Research and development expenses increased to $0.51 million ($0.21 million), sales and marketing expenses amounted to $0.3 million ($0.2 million). General and administrative expenses amounted to $1.3 million ($0.7 million). General and administrative expenses for the same period in 2020 were reduced by a one-off item by $0.12 million, pertaining to a cost item that was settled at a lower amount than reserved for.

●	Net loss for the period increased to -$1.8 million (-$1.2 million).

●	Loss per share of -$0.05 (-$0.03).

●	As of 30 September 2021, cash and cash equivalents amounted to $16.0 million ($10.36 million) and shareholders’ equity amounted to $15.8 million ($10.53 million)

●	Total number of outstanding shares amounted to 44,394,844 (35,194,844).

●	Cash flow from operating activities decreased to -$1.48 million (-$1.52 million).

●	Average number of employees of 15 (15).

Significant events in the quarter ended September 30, 2021

●	Changes in the Company’s equity - On July 6, 2021, Eco Wave Power Global AB (publ) (Nasdaq US: WAVE; Nasdaq First North: ECOWVE) (“EWPG” or the “Company”) announced the closing of its underwritten public offering of 1,000,000 American Depository Shares (the “ADSs”), representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq US”) on July 1, 2021 under the stock symbol “WAVE” .

EWPG granted A.G.P./Alliance Global Partners (“AGP”), the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. AGP exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering, including the exercise of the over-allotment option, were approximately $9.2 million, before deducting underwriting discounts, commissions and other offering expenses.

[1]	Numbers in parentheses refer to outcomes during the corresponding period of the previous year.

Eco Wave Power Global AB (publ) | Q3 Interim Report	3

●	Projects Pipeline and Penetration to New Markets - On August 17, 2021, Eco Wave Power announced that its Israeli subsidiary, Eco Wave Power Ltd., entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy (the “Navy”), to examine the feasibility of installing Eco Wave Power technology at Navy bases. According to the terms of the agreement, Eco Wave Power will immediately begin the procurement and deployment of wave measuring systems to collect extended wave data, in one to three potential locations at the Navy bases, while the Navy will secure all permits for the deployment of the wave measuring equipment.

The Navy’s specialized diving team will install the measurement equipment in the territorial waters of the Navy’s bases. At the end of the measurement period, Eco Wave Power will share the collected information with the Navy, which, in turn, will test the applicability of the technology in line with the prevailing waves in the selected sites. Then, Eco Wave Power and the Navy will jointly analyze the results, and create energy production forecasts, based on such analysis.

Upon identifying the most suitable locations for the installation, and provided that the technology is found to be feasible for the proposed locations, the Navy and Eco Wave Power will use their best efforts to work towards the next step of the collaboration, which is the potential deployment of the Eco Wave Power technology for production of clean electricity for the Navy bases.

●	Portugal - On August 19, 2021, Eco Wave Power announced that its Portuguese subsidiary, EW Portugal- Wave Energy Solutions Unipessoal Lda. (“EW Portugal”), received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG). This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal.

The Small-Production Unit registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

The 1MW project is planned to be the first stage of the 20MW Concession Agreement entered into with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (“APDL”) in April 2020, for the potential usage of four locations owned and operated by APDL.

Eco Wave Power Global AB (publ) | Q3 Interim Report	4

●	Awards and Recognition - On September 23, 2021, Inna Braverman, Founder and CEO of Eco Wave Power, was awarded the SDG Excellence Award during the 2021 WE Empower Competition. The WE Empower UN SDG Challenge is the first of its kind global business competition for women entrepreneurs who are advancing the UN Sustainable Development Goals and inspiring entire communities to act to create the world we want by 2030.

The award is the first annual Dr. Shimrit Perkol-Finkel SDG Excellence Award, awarded to Inna Braverman for her “demonstration of deep commitment to addressing climate change with Eco Wave Power’s pioneering solution in harnessing wave energy for clean electricity.”

Significant events after the reporting date

●	EWP EDF One Project - On October 4, 2021, Eco Wave Power announced that a collaboration agreement was signed with Lesico Ltd. (TASE: LSCO) (“Lesico”) for the production of the eight remaining floaters for the EWP EDF One project in Israel, through its subsidiary EDF EWP One Ltd.

Lesico has more than 52 years of experience in providing engineering and construction, operation and maintenance services for infrastructure projects and is involved in the research and development of clean-tech technologies in the fields of water and desalination.

EWP EDF One project, which is co-funded by the Israeli Ministry of Energy, will include the construction and installation of 10 floaters on 30 linear meters of a pre-existing breakwater within the port of Jaffa, Israel, with an installed capacity of 100 kW.

Eco Wave Power has finalized the breakwater’s reinforcement works, the assembly and installation of the energy conversion unit and the production of two sample floater mechanisms in Ukraine. Lesico will take an integral part in the EWP EDF One project by providing the eight remaining floater mechanisms within 51 working day from the date of signing the agreement between the parties.

Once all units are provided and installed, the parties will review the possibility of using Lesico for additional projects planned by Eco Wave Power.

●	Projects Pipeline and Penetration to New Markets - On October 11, 2021, Eco Wave Power announced the signing of a Memorandum of Understanding (MOU) with CIMC Offshore Engineering Institute Co., Ltd., a wholly owned subsidiary of China International Marine Containers (Group) Co., Ltd., known as CIMC, that is dually listed on the Stock Exchange of Hong Kong and Shenzen Stock Exchange.

Eco Wave Power Global AB (publ) | Q3 Interim Report	5

According to the terms of the MOU, the parties will work towards the promotion of a pilot plant in China based on Eco Wave Power’s technology and explore possibilities for offshore application of the Eco Wave Power technology. The parties also plan to collaborate on preparing and submitting written joint submissions to various state and municipal entities in the People’s Republic of China. In addition, it is CIMC OEI’s intention to introduce Eco Wave Power to potential clients and support negotiations with CIMC OEI’s existent clients and ports within China, for the purpose of technology commercialization. CIMC OEI will also provide engineering services to selected projects.

●	Grants - Inna Braverman, Founder and CEO of Eco Wave Power, visited the UK Queen Mary University of London (QMUL) to kickstart the research project for which a grant has been approved by Innovate UK – the UK’s innovation agency. A grant budget of 296,787 GBP (approximately $398,702) was approved as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts”, to be executed in collaboration with QMUL, the Asian Institute of Technology (AIT), and the Provincial Electricity Authority (PEA) of Thailand. The grant funding will be divided among the parties in accordance with each party’s contribution to the project, and Eco Wave Power will be granted 103,993 GBP (approximately $139,703), and will contribute additional 44,569 GBP (approximately $59,873).

●	Leadership – On October 13, 2021, Eco Wave Power announced the appointment of Mr. Avi Waller as Chief Operating Officer for the Eco Wave Power Group. Mr. Waller began his employment in the same month, and is based in Eco Wave Power’s headquarters in Tel Aviv, Israel.

Mr. Waller joins Eco Wave Power with broad experience in corporate and operational activities, most recently as the CEO of A. Adiran Engineering & Agencies Ltd., a company that provides all round solutions for industrial structures based on professional planning and implementation of high-quality products.

●	Awards - Eco Wave Power won the 2021 Go Global Award in the Cleantech category. The International Trade Council’s Go Global Awards celebrate the companies that are driving the economy forward through their innovations, technologies, and strategies.

In addition, during COP26, The Blue Climate Initiative (BCI) announced the 21 semi-finalists for the US $1.0 million Ocean Innovation Prize and we are honoured to have been selected as a semi-finalist.

Eco Wave Power Global AB (publ) | Q3 Interim Report	6

About EcoWave Power Global AB

Eco Wave Power Global AB (publ) (“Eco Wave Power” or “EWP”) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from sea and ocean waves.

EWP is recognized as a “Pioneering Technology” by the Israel’s Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. EWP’s project in Gibraltar has received funding from the European Union Regional Development Fund and from the European Commission’s HORIZON2020 framework program, and the company was recently recognized by the United Nations in receiving the “Climate Action Award”.

Eco Wave Power Global’s common shares (ticker: ECOWVE) are traded on Nasdaq First North Growth Market and its ADSs are traded on Nasdaq US (ticker: WAVE). Read more about Eco Wave Power at www.ecowavepower.com.

Information contained on, or that can be accessed through, our website does not constitute a part of this interim report. We have included our website address in this interim report solely as an inactive textual reference.

Eco Wave Power Global AB (publ) | Q3 Interim Report	7

During COP26, it was clearly seen that the renewable energy market is facing major expansion. Energy day, which was one of the key thematic sessions taking place during the UN climate summit, started with the COP26 co-hosts echoing the words of the UN Secretary-General António Guterres: “consign coal to history”.

President of the Conference, Alok Sharma, announced the new Global Clean Power Transition Statement, a commitment to end coal investments, scale up clean power, make a just transition, and phase out coal by the 2030s in major economies, and in the 2040s elsewhere.

The pledge has 77 signatories, including 46 countries such as Poland, Vietnam, and Chile. 23 of which are making commitments on ending coal for the first time.

Meanwhile, the Powering Past Coal Alliance, which aims to achieve coal phase-out in a sustainable and economically inclusive way, welcomed new members that include seven countries and 14 financial institutions. Also, the governments of South Africa, France, Germany, the United Kingdom and the United States, along with the European Union, announced a new ambitious, long-term Just Energy Transition Partnership to support South Africa’s decarbonization efforts. U.S. President Joe Biden and EU Commissioner Ursula Von de-Leyen appeared virtually to officially present it during The Energy Transition Event.

A group of governments and public finance institutions across the world, including in the United States, European Union, Canada and the United Kingdom, have pledged to end direct support for the ‘unabated’ fossil fuel energy sector by the end of 2022. The joint announcement made during COP26 promises an end to direct support for international fossil fuel projects “except in limited and clearly defined circumstances that are consistent with a 1.5°C warming limit and the goals of the Paris Agreement.”

“This is the first political commitment to phase out oil and gas finance as well, not only coal. If implemented, this will shift 18 billion dollars a year from fossil fuels to renewable energy,” explained Ms. Zhu, a member of the Climate Action Network.

Eco Wave Power’s representatives took part in the relevant events during COP26, and our pioneering technology received significant attention from world leaders and international media, emphasizing the growing interest and commitment to the commercialization of the wave energy sector. Our technology was featured in the Solar Impulse Solutions Guide, which is a guide of clean and profitable solutions, that was handed out to world leaders, including the First Minister of Scotland, Nicola Sturgeon, by Bertrand Piccard, Chairman of the Solar Impulse Foundation.

Eco Wave Power Global AB (publ) | Q3 Interim Report	8

Eco Wave Power was also featured on Sky News as one of “Seven Solutions to the Climate Crisis” and was selected by Social Impact Israel as “10 Innovative Israeli Startups Revolutionizing the Climate Change Crisis.”

In addition, during COP26, the Blue Climate Initiative (BCI) announced the 21 semi-finalists for the US $1.0 million Ocean Innovation Prize, and we are honoured to have been selected, while I had the honor of being recognized as “Net Zero Hero” by the Sustainable Markets Initiative of Prince Charles and the World Economic Forum, during COP26.

Other than events related to COP26, Q2 and Q3 were eventful periods for Eco Wave Power Global in operational, financial and organizational aspects;

Our Company was dual listed on Nasdaq US raising gross proceeds of $9.2 million (Nasdaq: WAVE), before deducting underwriting discounts, commissions and other offering expenses.

We have also expanded our projects pipeline and collaborations; Eco Wave Power Ltd. entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy, to examine the feasibility of installing Eco Wave Power technology at Navy bases. Eco Wave Power also announced the signing of a MOU with CIMC Offshore Engineering Institute Co., Ltd., a wholly owned subsidiary of China International Marine Containers (Group) Co., Ltd., that is dually listed on the Stock Exchanges of Hong Kong and Shenzen.

In addition, I had the pleasure of visiting the ports of Casablanca and Port of Mohammedia in Morocco for a discussion regarding the implementation of Eco Wave Power’s innovative wave energy technology in the National Port Agency (NPA) (operator of 33 ports). The visit was made possible due to Eco Wave Power winning the Smart Port Challenge Competition held by Morocco’s National Ports Agency and PortNet: “National Single Window of Foreign Trade.” At the same time, members of the Eco Wave Power Business Development team visited selected ports in Scotland, for the promotion of the implementation of Eco Wave Power technology in Scottish waters.

Eco Wave Power Global AB (publ) | Q3 Interim Report	9

We have also seen positive progress with our planned project in Portugal when EW Portugal- Wave Energy Solutions Unipessoal Lda. (“EW Portugal”), a wholly-owned subsidiary of Eco Wave Power, received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG). Following such permit, in November 2021, I visited Portugal for a meeting with APDL’s Chairman and representatives from Porto’s City Council to promote the first 1MW project that Eco Wave Power plans to execute as part of the 20MW Concession Agreement entered between the parties in 2020.

As to the EWP-EDF One project in Israel, which is in advanced construction and installation phase, the pandemic resulted in long lead times and component shortages, which caused some delays in the project’s execution. However, Eco Wave Power was fast to respond and moved the production and manufacturing of its eight remaining floaters mechanisms to Israel, to save time. On October 4, 2021, we announced that a collaboration agreement was signed with the publicly traded company Lesico for the production of the eight remaining floaters for the EWP EDF One project in Israel, through our subsidiary EDF EWP One Ltd.

So far, Eco Wave Power has finalized the breakwater’s reinforcement works, the assembly and installation of the energy conversion unit and the production of two sample floater mechanisms in Ukraine. Now, following the newly entered collaboration agreement, Lesico will take an integral part in the EWP EDF One project, by providing the eight remaining floater mechanisms within 51 working days from the date of signing the agreement.

In our latest visit to Lesico, we have seen that two floaters are already fully produced along with six supporting structures for the floaters.

In order to support the EWP projects’ execution and prepare the company towards gradual commercialization, we have appointed Avi Waller as the Chief Executive Officer (COO) of Eco Wave Power. Avi has a strong technical foundation in engineering and has impressive experience leading manufacturing, operations, and development. In addition, Avi holds strong commercial mindset, which adds value to our business and customers, this will enable the company to commence gradual floaters installation in the upcoming weeks.

In conclusion, in the recent quarters we have achieved progress in terms of financially reinforcing the capital position of our company, we have strengthened our management team, seen progress with the Portugal APDL project and the EWP-EDF One Project, while adding new collaborations to our planned projects pipeline. We have also showed strong presence in COP26, and received global recognition.

Eco Wave Power has highly competitive technology, sits in a strong financial position, and is an organization getting ready for global expansion and commercialization. We believe we have thereby laid the foundation for expanding in the rapidly growing renewable energy market.

Inna Braverman,

Founder and CEO

Eco Wave Power Global AB (publ)

Eco Wave Power Global AB (publ) | Q3 Interim Report	10

Consolidated statement of loss

	Three Months ended September 30		Nine Months ended September 30		Year ended December 31
USD thousands	2021	2020*	2021	2020*	2020

REVENUES	-	-	31	-	-
COST OF SALES	-	-	(27)	-	-
GROSS MARGIN	-	-	4	-	-
OPERATING EXPENSES
RESEARCH AND DEVELOPMENT EXPENSES	(161)	(76)	(516)	(219)	(366)
SALES AND MARKETING EXPENSES	(94)	(77)	(314)	(234)	(348)
GENERAL AND ADMINISTRATIVE EXPENSES	(575)	(278)	(1,290)	(669)	(1,104)
TOTAL OPERATING EXPENSES	(830)	(431)	(2,120)	(1,122)	(1,818)

OPERATING LOSS	(830)	(431)	(2,116)	(1,122)	(1,818)
FINANCIAL EXPENSES	316	1	361	(93)	(151)
SHARE OF NET LOSS OF JOINT VENTURE ACCOUNTED FOR USING THE EQUITY METHOD	(1)	-	(1)	-	-
LOSS BEFORE INCOME TAX	(515)	(430)	(1,756)	(1,215)	(1,969)
INCOME TAX EXPENSE	-	-	-	-	(1)
NET LOSS	(515)	(430)	(1,756)	(1,215)	(1,970)

ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(515)	(430)	(1,756)	(1,204)	(1,959)
NON-CONTROLLING INTERESTS	-	-	-	(11)	(11)
	(515)	(430)	(1,756)	(1,215)	(1,970)

	in USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.01)	(0.05)	(0.03)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	35,194,844	38,284,143	35,194,844	35,194,844

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ) | Q3 Interim Report	11

Consolidated statement of comprehensive loss

	Three Months ended September 30		Nine Months ended September 30		Year ended December 31
USD thousands	2021	2020*	2021	2020*	2020

LOSS FOR THE PERIOD	(515)	(430)	(1,756)	(1,215)	(1,970)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	(12)	6	(29)	11	(54)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(615)	420	(1,044)	377	1,451
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(1,142)	(4)	(2,829)	(827)	(573)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(1,142)	(4)	(2,829)	(816)	(562)
NON-CONTROLLING INTERESTS	-	-	-	(11)	(11)
	(1,142)	(4)	(2,829)	(827)	(573)

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ) | Q3 Interim Report	12

Consolidated statement of financial position

USD thousands	30 September 2021	30 September 2020*	31 December 2020

Assets
NON-CURRENT ASSETS:
Right-of-use assets, net	121	224	208
Property and equipment, net	1,223	1,376	1,472
Investments accounted for using the equity method	151	-
TOTAL NON-CURRENT ASSETS	1,495	1,600	1,680

CURRENT ASSETS:
Current receivables	73	81	98
Prepaid expenses and accrued income	121	36	119
Restricted short-term bank deposits	68	63	68
Cash and cash equivalents	16,024	10,364	10,734
TOTAL CURRENT ASSETS	16,286	10,544	11,019

TOTAL ASSETS	17,781	12,144	12,699

Equity and liabilities
EQUITY:
Common shares	98	76	76
Share premium	22,981	15,179	15,179
Foreign currency translation reserve	503	556	1,576
Accumulated deficit	(7,792)	(5,281)	(6,036)
Capital and reserves attributable to parent company shareholders	15,790	10,530	10,795
Non-controlling interest	-	-	-
TOTAL EQUITY	15,790	10,530	10,795

NON-CURRENT LIABILITIES:
Lease liabilities, net of current maturities	48	138	123
Long-term loans from related party, net of current maturities	878	845	1,062
Long-term loan other, net of current maturities	131	126	134
TOTAL NON-CURRENT LIABILITIES	1,057	1,109	1,319

CURRENT LIABILITIES:
Current maturities of lease liabilities	99	89	96
Current maturities of long-term loans	219	211	-
Accounts payable and accruals:
Trade	134	58	43
Other	318	131	330
Accrued expenses and prepaid income	164	16	116
TOTAL CURRENT LIABILITIES	934	505	585

TOTAL EQUITY AND LIABILITIES	17,781	12,144	12,699

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ) | Q3 Interim Report	13

Consolidated statement of changes in equity

USD thousands	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for company’s shareholders	Non- controlling interest	Total

BALANCE AT JANUARY 1, 2020*	76	15,179	179	(4,077)	11,357	11	11,368
CHANGES IN THE PERIOD:
Loss	-	-	-	(1,204)	(1,204)	(11)	(1,215)
Other comprehensive loss	-	-	377	-	377	-	377
Total comprehensive income for the period	-	-	377	(1,204)	(827)	(11)	(837)
BALANCE AT SEPTEMBER 30, 2020*	76	15,179	556	(5,281)	10,530	-	10,530

BALANCE AT JANUARY 1, 2021	76	15,179	1,576	(6,036)	10,795	-	10,795
CHANGES IN THE PERIOD:
Loss	-	-	-	(1,756)	(1,756)	-	(1,756)
Other comprehensive loss	-	-	(1,073)	-	(1,073)	-	(1,073)
Total comprehensive income for the period	-	-	(1,073)	(1,756)	(2,829)	-	(2,829)

Transactions with shareholders in their role as owners

Issuance of share capital in a public offerings**	22	7,802	-	-	7,824	-	7,824
Total transactions with shareholders in their role as owners	22	7,802	-	-	7,824	-	7,824

BALANCE AT SEPTEMBER 30, 2021	98	22,981	503	(7,792)	15,790	-	15,790

*	As restated – See note 2.
**	Net of issuance cost of 1,376 thousands USD.

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ) | Q3 Interim Report	14

Consolidated cash flow statement’

	Three Months ended September 30		Nine Months ended September 30		Year ended December 31
USD thousands	2021	2020*	2021	2020*	2020
CASH FLOWS – OPERATING ACTIVITIES:
Net loss	(515)	(430)	(1,756)	(1,215)	(1,970)
Adjustments for:
Depreciation and amortization	62	31	185	92	123
Interest on loans	13	14	40	42	54
Changes in operating assets and liabilities
(Increase) Decrease in prepaid expenses and other receivables	262	6	11	106	28
Increase in accounts payable and accruals	(19)	(210)	36	(549)	(342)
Net cash used in operating activities	(197)	(590)	(1,484)	(1,524)	(2,107)

CASH FLOWS – INVESTING ACTIVITIES:
Investments in short-term deposits	-	6	-	46	48
Purchase of property and equipment	(10)	(31)	(13)	(146)	(177)
Net cash used in investing activities	(10)	(25)	(13)	(100)	(129)

CASH FLOWS - FINANCING ACTIVITIES:
Issuance of share capital, net of issuance cost*	7,824	-	7,824		-
Principal elements of lease payments	(25)	(24)	(76)	(71)	(96)
Net cash provided by (used in) financing activities	7,799	(24)	7,748	(71)	(96)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,592	(639)	6,251	(1,695)	(2,332)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	9,043	10,562	10,734	11,702	11,702
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(611)	441	(961)	357	1,364
CASH AND CASH EQUIVALENTS - END OF PERIOD	16,024	10,364	16,024	10,364	10,734

Investing activities financing and non-cash
Non-cash investment in a joint venture	-	-	(152)	-	-

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ) | Q3 Interim Report	15

Notes to the financial reports

1. Accounting standard and basis of accounting

This interim report has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and in accordance with Swedish Annual Accounts Act. With respect to the Parent Company, this interim report has been prepared in accordance with the Swedish Annual Accounts Act and in compliance with RFR 2, Accounting for Legal Entities. This report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual report for 2020, available on the Company’s website. The same accounting principles and calculation methods have been used in this report as in the annual report.

This interim report has not been reviewed by the Company’s auditors.

2. Correction of errors and reclassification

As of year-end 2020 the Company has made some corrections of errors and reclassifications that have had an effect on the historical numbers that were presented in the Company’s 2020 annual report which was published in Sweden on May 28, 2021. These corrections are now incorporated in the Q3 2021 interim report. Please refer to Note 3 to the annual report 2020 published in Sweden on 28 May, 2021, for more information.

3. Company information and reporting entity

Eco Wave Power Global AB (publ) (the “Company” or the “Parent Company”) is a Swedish public limited liability company incorporated on March 27, 2019 and registered with the Swedish Companies Registration Office on April 17, 2019. The Company’s shares are traded on Nasdaq First North Growth Market, and the Company’s American Depository Shares (the “ADSs”) are traded on Nasdaq Stock Market. The Company’s registered office is at Strandvägen 7A, 114 56 Stockholm, Sweden.

4. Establishing of the Group

The Company acquired Eco Wave Power Ltd. on June 10, 2019 through an issue in kind and then became the Parent Company of the newly formed group. At the time of acquisition, the Company had no assets or operations. The purpose of the acquisition was to incorporate the operations according to Swedish law prior to the listing on Nasdaq First North Growth Market in Stockholm. The previous shareholders of Eco Wave Power Ltd. became the majority shareholders of the Company, and the substance of the transaction is therefore that Eco Wave Power Ltd. acquired the Company. Applying the rules in IFRS 3 regarding reverse acquisitions, comparative figures are those of the group for which Eco Wave Power Ltd. is the parent company.

Eco Wave Power Global AB (publ) | Q3 Interim Report	16

5. Consolidation

The “Group” or “Eco Wave Power” refers to the group for which the Company is the parent company. The Company is the parent company to wholly-owned subsidiary Eco Wave Power Ltd., reg. no. 514593722, a private limited liability company incorporated under the laws of Israel. Eco Wave Power Ltd. is the parent company of the wholly- and partially-owned subsidiaries:

●	Eco Wave Power Australia PTY Ltd., reg. no. 632805353, a private limited liability company incorporated under the laws of Australia. 100% ownership.

●	Eco Wave Power Gibraltar Limited, reg. no. 113264, a private limited liability company incorporated under the laws of Gibraltar. 100% ownership.

●	Eco Wave Power Mexico, reg. no. 507055 a private limited liability company incorporated under the laws of Mexico. 54% ownership. This subsidiary in turn owns 99.99% of Eco Wave Manzanillo I, reg. no. 562840 a private limited liability company incorporated under the laws of Mexico.

●	Suzhou Eco Wave Power Technology Co., Ltd., reg. no. 913205810942967451, a private limited liability company incorporated under the laws of the People’s Republic of China. 90% ownership.

●	EW PORTUGAL - WAVE ENERGY SOLUTIONS, UNIPESSOAL LDA., NIPC 516138626, a private limited liability company incorporated under the laws of Portugal. 100% ownership.

Joint venture

Eco Wave Power Ltd. owns 50% of EDF EWP One Ltd., reg. no. 516065943, a private limited liability company incorporated under the laws of Israel.

The remaining interest in EWP EDF One Ltd. is held by EDF Renewables IL in Israel. The aim is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the expansion project at Jaffa Port and to evaluate further possible collaborations in wave power. During the six months period ended June 30, 2021, Eco Wave Power Ltd. has invested $152,000 in EWP EDF One Ltd.

6. Risk Factors

The Group is exposed to several general and company specific risks that can impact operations and the financial performance of the Group. Management works pro-actively to identify, monitor and mitigate identified risks. Below is a non-exhaustive list of risks, which management considers to be material.

●	Immature market for the Company’s products

●	Sales and marketing efforts

●	IP rights and R&D

●	Environmental responsibility for damages

●	Permits and changes in the regulatory framework.

●	The market price of the Company’s share

More detailed information about risks and uncertainties is contained under the heading “Risk Factors” in EWPG’s registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

Eco Wave Power Global AB (publ) | Q3 Interim Report	17

7. Equity

Changes in the Company’s equity:

In July 2021, the Company completed an underwritten public offering of 1,000,000 ADSs, representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq”) on July 1, 2021.

The Company granted A.G.P./Alliance Global Partners, the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. AGP exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering were approximately $9.2 million, before deducting underwriting discounts, commissions, and other offering expenses, including the exercise of the over-allotment option. Net proceeds were approximately $7.8 million.

8. Revenue from services

Revenues of $31,000 ($0) from feasibility study services in Asia. The Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions in addition to the company’s WEC technology. These services currently include feasibility studies for potential customers of WEC technology.

9. Contingent liabilities

There has been no change to the group contingent liabilities since December 31, 2020.

10. Forward looking statements

In this report, forward-looking statements are based on management’s expectations at the time of the report. Although management considers the expectations to be reasonable, there is no guarantee that these expectations are or will prove to be correct. Accordingly, future outcomes may differ significantly from those expressed in the forward-looking statements due to such factors as changed market conditions for the Group’s services and more general changes in respect of economic, market and competitive conditions, changes in regulatory requirements and other policy measures and fluctuations in exchange rates. The Group does not undertake to update or correct such forward-looking statements, other than as required by law.

Other information

Certified advisor

FNCA Sweden AB is the Company’s Certified Adviser (+46 (0)8 528 00 399, info@fnca.se).

Financial calendar

2022-02-28: Interim report for the fourth quarter and year end report 2021.

For more information, please contact:

Inna Braverman, CEO

inna@ecowavepower.com

+972 350 940 17

Aharon Yehuda, CFO

aharon@ecowavepower.com

+972 362 028 07

Eco Wave Power Global AB (publ) | Q3 Interim Report	18

Eco Wave Power

Contact
Eco Wave Power Global AB (publ)
Strandvägen 7A, Stockholm, 11456, Sweden
Tel: +46-8-420-026-94 (calls from within Sweden)
Tel: +972-3-509-4017 (calls from outside of Sweden)

Follow us

info@ecowavepower.com
www.ecowavepower.com